Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Velóce Corporation
3513 Brighton Blvd. Lab 310
Denver, CO 80216
https://www.smarttab.co/

Up to $1,069,992.57 in Common Stock at $4.87
Minimum Target Amount: $9,998.11

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Velóce Corporation
Address: 3513 Brighton Blvd. Lab 310, Denver, CO 80216
State of Incorporation: DE
Date Incorporated: March 14, 2016

Terms:

Equity

Offering Minimum: $9,998.11 | 2,053 shares of Common Stock
Offering Maximum: $1,069,992.57 | 219,711 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $4.87
Minimum Investment Amount (per investor): $243.50

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Early Bird

Friends and Family - First 72 hours | 10% bonus shares

Super Early Bird - Next 72 hours | 5% bonus

Early Bird Bonus - Next 7 days | 3% bonus shares

Volume

Tier 1 - ($10,000+5% bonus shares)

Tier 2 - ($25,000 + 8% bonus shares)

Tier 3 - ($50,000+10% bonus shares)

**All perks occur when the offering is completed.*

StartEngine Owner's Bonus:

SmartTab will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.87/share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $487. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

In March 1994 Robert Niichel was barred from association with any NASD member in any capacity. Please refer to the Company's Risk Factors for full disclosures.

The Company and its Business

Company Overview

Velóce Corporation (d/b/a SmartTab) is a corporation organized under the laws of Delaware and is a digital drug delivery company developing a precision medicine technology platform of advanced ingestible capsules to deliver biologics and targeted medications. The SmartTab® capsules will deliver the correct dosages at the right time to the right locations in the gastrointestinal tract and is intended to replace traditional coated capsules and injections. The mission of SmartTab® is to transform drug delivery and provide novel, effective therapies that improve the lives of patients all over the world.

SmartTab® capsules share 70% of the same architecture to allow for the ability to connect with a smartphone or smartwatch via bluetooth RF signal to monitor when the capsule has reached the desired location. Monitoring for statistical based therapy optimization and integration with the Internet of Medical Things. Data would be sent into artificial intelligence and then to a physician's office to optimize the treatment.

InjectTab™ - Oral Biologic Delivery System

InjectTab™, a microneedle capsule with sensors and microprocessor that confirm self-orientation and ideal positioning of the capsule and deliver biologics via injection into the stomach wall. The stomach is a highly vascular area with little to no pain receptors. Ability to deliver biologics, large molecules, and proteins via injection into the lining of the stomach. Ability to confirm drug delivery and add drug specific onboard sensors to monitor the drugs impact to the body.

TargetTab™ - Targeted Drug Delivery System

TargetTab™ is an oral drug delivery system that can determine the capsule's location in the gastrointestinal tract and trigger release of the drug at a predetermined location. The capsule is wirelessly powered with no onboard battery. The capsule remains intact until arriving at the targeted area of the colon. Potential for greater efficacy and less side effects. As with every capsule in the SmartTab® platform, the ability to confirm drug delivery and add drug specific onboard sensors to monitor the drug's impact to the body. We utilize a proprietary smart polymer technology for our targeted actuation/release system and use inductive powering.).

MultiTab™ - Multi-compartment Delivery System

MultiTab™ using advanced engineering to deliver an entire drug regimen over a predefined period of time. The capsule is taken orally and after ingestion adheres to the stomach with proprietary bioadhesive until delivery is completed. Regimen may consist of one or more medications. Ensures delivery of the entire drug regimen offering the potential to reduce the risk of drug-resistance. The capsule creates 100% treatment compliance. The ability to confirm drug delivery and stop medication regimen if causing an adverse reaction. Drug specific onboard sensors to monitor the drugs impact to the body.

SmartTab® Care Management Software

The SmartTab® Care Management Software is designed to create an exceptional drug delivery experience that empowers patients and physicians. All SmartTab® capsules — TargetTab™, InjectTab™, and MultiTab™—are designed to be customized on a pharmaceutical profile basis. Onboard sensors monitoring efficacy are determined by the condition. Designed to integrate with the Internet of Medical Things (IoMT) and other Electronic Medical Record (EMR) platforms.

Strategy & Execution

SmartTab® will pursue a phased platform approach for product development and commercialization. An ingestible capsule platform able to accommodate various active ingredients and integrate with a proprietary care management software. Each configuration will be developed and commercialized, beginning with InjectTab™. This approach will allow SmartTab® to pursue strategic partnerships with pharmaceutical manufacturers to complete additional clinical studies and FDA approvals.

Hardware: Revenues derived from sales of SmartTab® capsules to pharmaceutical companies

Software: Per-user pricing strategy for SmartTab® Care Management Software integration. Monthly rate based on a number of patients.

Brief description of your IP portfolio

The Intellectual Property of Veloce Corp/SmartTab consists of two issued patents, 9,750,923 and 10,912,515 "Wireless communications system integrating electronics into orally ingestible products for controlled release of active ingredients" Five additional patent filings are patent pending.

Competitors and Industry

Existing Methods: In recent years, ingestible electronic devices have been developed for a variety of functionalities and applications such as visual imaging, pH and pressure sensors, biosensors, controlled magnetic manipulation, and therapeutic capabilities. A few companies have developed smart capsules directed at monitoring and data collection via sensors within the human body: Proteus® Digital, SmartPill®, EtectRX, and Calico (Google Science). There are 5 endoscopy capsule devices focused specifically on the wireless imaging of the GI tract: PillCam (GIVEN Imaging, Israel), EndoCapsule (Olympus, Japan), MiroCam (Intromedic, Korea), Endiatx (new company), OmOm Capsule (Jinshan Science and Technology, China), and Sayaka (RF System Labs, Japan); however, only PillCap and EndoCapsule are currently FDA approved for use in the U.S. (IntelliCap® and Enterion™ capsules have undergone clinical trials). Advances in wireless technologies have enhanced diagnostic and therapeutic capabilities and, given these successes, will continue to grow at a rapid pace. After reviewing the existing technologies, it is clear that capsule endoscopy represents a large majority of the current ingestible capsule market. With indications for esophageal, gastric, small bowel and large bowel, ingestible electronic technology is now well established within the market, but still far from being the standard of care. The average cost of these systems for healthcare providers is $500 and the capital needed for equipment to run the systems costs between $10,000-27,000. Currently, the costs of these systems outpace those of reusable flexible endoscopes, but high-level disinfection and sterilization remains a persistent concern for these systems and may drive market adoption of single-use, low-cost capsules.

Significantly less effort has been put into the development of ingestible devices that provide reliable delivery of orally administered drugs to a specific location within the body. There are a few innovators in this emerging field. Phillips IntelliCap® (Medimetric) has developed an electronic, ingestible capsule. The IntelliCap® is equipped with pH and temperature sensors, an electromotor driven piston, and a wireless transceiver system to expel the contents of the drug reservoir and monitor the

GI tract. The Enterion™ capsule (Quotient Clinical) utilizes an oscillating magnetic field and is capable of monitoring drug adsorption and drug delivery in the GI tract. The Magnetic Active Agent System (MAARS) is triggered via magnetic field rather than heat element or irradiation, while the Rani Therapeutics capsule uses the natural process of the digestive system to function; the small valve system in Rani's smart capsule is activated using carbon dioxide as an energy source to activate micro-needles made of sugar and preloaded with large-molecule drugs. Overall, these technologies are built on relatively complex designs and mechanisms.

Competitive Landscape

There are currently no consumer-available high tech ingestible delivery systems, which means SmartTab® is targeting first mover advantage. However, a variety of companies have established related technologies that may be leveraged by SmartTab® for their market and regulatory precedents.

Capsule Endoscopy: Projected to be almost a $1B market by 2023, but with limited monitoring and no drug delivery.

Philips Medimetrics IntelliCap & Quotient Clinical Enterion Capsule: drug delivery capsules with limited monitoring capabilities used exclusively as a research tool for pharmaceutical absorption profiling and food testing (not currently approved by regulatory agencies for consumer use).

Adherence Monitoring Capsules: FDA approved ingestible sensor for adherence monitoring that is pioneering ingestible digital health, but with no drug delivery components.

Companies working toward the creation of functional excipients for peptides and small molecules: Emisphere Technologies and Enteris Biopharma;

Enteric coating technologies: Assembly Biosciences, Catalent, Cosmo Pharmaceuticals, Intract Pharma, Lonza, and Tillotts Pharma;

Ingestible devices for delivery of therapeutic payload: Progenity, Lyndra Therapeutics and Rani Therapeutics.

SmartTab® is the most advanced of all companies listed above due to the integration of wireless two way communication capabilities integrated into the capsule platform and its ability to transmit key monitoring data post-delivery, related to drug efficacy within the body system.

The Global Smart Pill market is currently valued at over $3.52B and its growth is expected to increase from 14.5 % (CAGR-Compounded Annual Growth Rate) over the next 5 years. As capsule endoscopy, which is represented within this segment, continues to grow new technologies will be needed to facilitate additional applications for monitoring and drug delivery ingestibles.

Current Stage and Roadmap

InjectTab™ - Large Molecule Biologics Injectable Medication

Pre-clinical Proof of Concept Stage

- Finalized capsule & system design for initial pre-clinical trial

- Pre-clinical Animal Study Protocol developed and approved. Awaiting animals at facility.

- Production of capsules for the pre-clinical study currently being manufactured in house.

- Some delays due to Covid-19 Supply chain issues related to electronics and microprocessors for the internal components of the SmartTab® capsules though we are working through these issues.

TargetTab™ - Targeted Small Molecule Single Dose Medication

Pre-clinical Proof of Concept Stage

- Initial Pre-clinical Study Successfully Completed

- Human Clinical Study Protocol approved. Awaiting completion of InjectTab study.

MultiTab™ - Small Molecule for Multi Day/Dose Medication Regimens

Device Design Stage

- Design and Prototype Undergoing Bench Testing

- First Pre-clinical proof of concept scheduled for 2022

SmartTab® Care Management Software - Patient and Physician Interface to Pair with Capsules and EMR Systems

Design Stage

- Software Prototype in development

- Sensor selection per drug pairing in progress

BiomeTab™ - A System Designed to Collect Samples in the GI

Device Design Stage

- Design and Prototype Complete

- First Pre-clinical proof of concept scheduled for 2022

Regulatory Filing Progress

- Organization of layouts of filings complete, Draft documentation underway.

- Regulatory Consulting Firm Engaged

- Quality Systems Implementation

- FDA Pre-Submission Meeting

Commercial-scale Manufacturing Plant Expansion

- Pilot plant facility has been selected, Archi-CAD drawings initial layouts, draft are complete, moving to final lease structure and permitting phase.

We envision 10 years from now every tablet and capsule will have some type of electronic delivery or monitoring system. If you go to a pharmacy you will not need to use needles or syringes for biologics. You will take a capsule and most capsules will have some type of an electronic delivery system to help people with their prescription medicine. Unlike other digital pills in the space, SmartTab® is leading the digital drug delivery revolution.

Creating a world where needles and syringes are not necessary outside of immediate and emergency medical care delivery. Pushing the boundaries of how medical innovation is conducted. Creating new and never before seen drug delivery platforms that not only deliver the medication in extremely efficient ways, and create interoperable platforms that have not been possible until now.

Our vision is simple: Lead the world in the evolution of drug delivery through patient centered innovation, conscious and diligent engineering, and redesigned care delivery pathways.

"Our long-term vision is that the SmartTab® will be used by every person, in every household, in every country to help individuals lead better lives." – Robert Niichel, SmartTab® Founder//CEO

- Create additional formal strategic partnerships with pharmaceutical companies to validate our novel delivery system and transform treatment.

- Expand to other capsule technologies outside of drug delivery; with designs already in the pipeline for electrical GI stimulation capsule and sampling system. Future applications could include surgical capsules, advanced endoscopes, pacemakers etc.

- We wish to become undisputed leader of ingestible drug delivery and related technologies

- We are on a mission to bring next generation drug delivery technology to every patient and advance more effective therapies to improve outcomes. We are the leaders pioneering the future of drug delivery. Together we can cause a paradigm shift in drug delivery.

The Team

Officers and Directors

Name: Robert Niichel

Robert Niichel's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: March 14, 2016 - Present
  Responsibilities: Strategy, Funding, Strategic Partnerships, Management Oversight. Robert owns approx. 55.7% of company equity (directly and indirectly). No additional Equity compensation. Salary: $105,000/yr

- **Position:** Director
  Dates of Service: March 15, 2016 - Present
  Responsibilities: Board of Directors Member, Strategy

Name: Douglas Miller, PhD

Douglas Miller, PhD's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer
  Dates of Service: July 01, 2018 - Present
  Responsibilities: Directing Research, Oversight of all Technology

Name: Sacha Francois Heppell

Sacha Francois Heppell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Marketing Officer
  Dates of Service: October 01, 2018 - Present
  Responsibilities: Marketing

Other business experience in the past three years:

- **Employer:** Denver Sister Cities International
  Title: Board Member
  Dates of Service: January 01, 2018 - January 01, 2020
  Responsibilities: Sacha served as a board member for Denver Sister Cities International for two years before stepping down to be the Chair of the Brest, France Sister City committee. He is committed to bringing the world closer together and giving young people the opportunity to experience life from a

different culture. Creating countless projects promoting peace, understanding and connection in the world.

Other business experience in the past three years:

- **Employer:** KLUIE Technologies
  Title: Board Member
  Dates of Service: May 01, 2019 - Present
  Responsibilities: KLUIE is a personal and professional growth training program committed to young people having success, experiencing freedom and achieving their personal greatness. It empowers them to be extraordinary influencers, producing unimaginable results in life. Sacha's consults on the companies strategy.

Other business experience in the past three years:

- **Employer:** DRIVR DIGITAL
  Title: Co-Founder
  Dates of Service: January 04, 2013 - April 04, 2019
  Responsibilities: Sacha's background is in marketing and is a co founder of drivr digital, a growth boutique agency with his business partner, who manages the company today. Sacha has since moved on from his responsibilities and consults from time to time.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other

information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the medical technology industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

We may never have an operational product or service
It is possible that there may never be an operational SmartTab Ingestible Capsule or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our SmartTab. Delays or cost overruns in the development of our SmartTab and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore

will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Minority Holder; Securities with No Voting Rights
The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to

achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
SmartTab was formed on 03.14.2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. SmartTabk has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that SmartTab is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent

competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

Disclosure of NASD violation by CEO in 1994

In compliance with the United States Securities and Exchange Commission Regulations for Crowd-Funding (CF), Rule 503, Section 7.b, Offerings and Related Disclosure rules the following items are hereby fully disclosed. "In March 1994 Robert Niichel, Registered Representative, Littleton, CO was fined $25,000 and barred from association with any NASD member in any capacity. The sanctions were based on findings that Niichel instructed his member firm to change the addresses on the accounts of public customers to reflect addresses at which these customers did not reside in an attempt to circumvent state registration requirements. Niichel also failed to respond to NASD Requests for information." These activities transpired in 1990 and were related to broker-dealer state registrations on new issue/Initial Public Offerings (IPO) offerings. These activities benefited the investors by allowing the investors access to invest into new issue/IPO offerings that were in high demand at the time. None of these activities contained any type of investor misrepresentation."

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Nano Pharmaceutical Laboratories LLC (Robert Niichel owns 75%)	9,000,000	Common Stock	54.79%
Robert Niichel	2,400,000	Common Stock	14.61%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 219,711 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 16,427,555 outstanding.

Voting Rights

1 vote per share

Material Rights

Dividend Rights

Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate, if any, may be declared by the Board at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate.

Voting Proxy

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the

Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $4,000,000.00
  Number of Securities Sold: 2,000,000
  Use of proceeds: RESEARCH, DEVELOPMENT, CLINICAL TRIALS, FACILITY
  Date: November 30, 2020
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Revenues will begin in 2022 with licensing revenues from larger Pharma companies, commercial product sales will commence in approximately 36 months. The company will continue to operate with additional capital infusions as necessary from investors or founder until cash flow positive.

Foreseeable major expenses based on projections:

Resources to obtain the next significant milestone, FDA Clearance/Approval on the SmartTab capsule. These resources include 1.) addittional hires in Regulatory/Quality, Filing and Documentation, Engineering, 2.) Clinical studies, and 3.) expansion to our current facility

Future operational challenges:

Progressing through Scale-up and manufacturing activities and moving through the FDA approval process.

Future challenges related to capital resources:

Continuing with necessary procedures and resources to move through and obtain FDA Clearance/Approval of the SmartTab device.

Future milestones and events:

1.) Successful Clinical studies leads to larger investments by Pharma companies. 2.) FDA Clearance/Approval of the SmartTab device. 3.) Commercilization and launch of SmartTab capsule.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of Oct. 2021, the Company has capital resources available in the form of a Grant from the State of Colorado Advanced Industry for $125,000, a capital contribution from the founder if necessary in the amount up to $1,000,000, and $50,000 cash on hand. No existing lines of credit, no shareholder loans.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support expansion in the form of additional hires.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company, although these funds are critical to accelerate the speed of bringing SmartTab to the market. Of the total funds that our Company has, 25% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 12 months. This is based on a current monthly burn rate of $40,000.00 for expenses related to Salaries and R&D.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 18 months. This is based on a current monthly burn rate of $70,000.00 for expenses related to Salaries, new hires (engineering, regulatorty, and R&D..

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including an Initial Public Offering (IPO) on the London Stock Exchange.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $80,002,192.85

Valuation Details:

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock is converted to common stock;

(ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan are issued.

This valuation was calculated internally without any formal third party evaluation.

SmartTab Valuation Support

SmartTab is a revolution in Drug Delivery. We believe the SmartTab platform could very well be the most significant development in the Healthcare management system in 200 years. The size of the potential market for SmartTab is Staggering. Last year 50 billion injections were deployed to humans on a global scale. With the expansion of Biologics for active ingredients, the market for injections will continue to expand. The industry is prime for a revolution in how biologics, large proteins, insulin, etc are delivered to humans. From a market perspective the total aggregate market is derived from the 50 billion injections annually and the reimbursable price of InjectTab at $200.00 per dose for a total of one trillion dollars. The total accessible market is also large since there is a significant demand by patients to move away from daily or weekly self-injections to an Oral delivery capsule platform.

SmartTab was founded in 2016 based upon the Founder's background in Pharmaceutical Drug delivery systems. The Founder directed and was the lead on several commercialized product development projects at large Pharmaceutical companies. The Founder's prior start-up Nano Pharmaceutical Laboratories was started with the idea of bringing hi-tech Pharma types of drug delivery systems to Consumer Healthcare and Sports Nutrition. After the success at Nano Pharma Labs, the attention focused on combining wireless technology.

This is an important component since SmartTab has a world class management team on a mission with a highly accomplished leader to commercialize the SmartTab technology while building significant shareholder value. Highly successful companies have highly successful leaders.

The Equity markets have already provided validation for our Company Valuation. There are solid comps in this field from companies that are not even as far along as we are in technology.

Comparable Companies Valuation and Summary:

<u>Rani Therapeutics- Silicon Valley-Valuation: $1 billion</u>

Rani Therapeutics is developing a simple ingestible capsule that lacks any type of electronics, communication, or tracking components. The product is a capsule coated with an Enteric (pH release mechanism) polymer that begins to dissolve as the capsule enters the alkaline environment of the small intestine. Once the polymer dissolves, an angioplasty type of balloon expands towards the lumen lining of the small intestine. On the external shell of the balloon there are active ingredient loaded spears that may or may not push into the side of the small intestine. Once the spears are driven into the side of the small intestine the spears dissolve and release the active ingredient into the vascular system.

Our assessment of the Rani technology is that it is quite simple, no ability to communicate with the capsule, and quite small active ingredient capabilities. The good news is that Rani is creating chatter in this early stage market with recently going public with a significant IPO valuation.

Progenity-San Diego-Valuation-$200 million

Progenity historically was a diagnostics test kit company that in the last year has completely rearranged and is now focusing on Oral drug delivery systems in the form of a capsule format. Progenity completed a successful IPO in June 2020 and has continued to raise capital through PIPE structures. Progenity has had some success in clinical trials in the direction of delivering active ingredients via ingestible capsules.

Our assessment of the Progenity technology is that it is more advanced than the Rani Therapeutics system, yet lacking in significant areas and technology that SmartTab has already developed. Again, good news to where Progenity is out in the industry creating publicity for Oral drug delivery systems.

Lyndra Therapeutics-Boston, MA-$720 million

Lyndra Therapeutics is a clinical-stage biotechnology company pioneering a novel technology platform that transforms daily pills into once-weekly to monthly oral treatment options. In parallel, the Company is expanding its central nervous system (CNS) pipeline assets and actively evaluating high value partnerships across a broad range of disease states. Lyndra just completed a Series C for $75 million to continue development and Clinical studies.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.11 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  90.0%
  RESEARCH AND DEVELOPMENT

- *Operations*
  6.5%
  On-going Operations, Build out of pIlot manufacturing facility

If we raise the over allotment amount of $1,069,992.57, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  30.0%
  Ongoing Research and Development

- *Operations*

6.5%
On-going Operations, Build-out of Pilot Manufacturing facility

- *Clinical Studies*
  30.0%
  Clinical Studies

- *Company Employment*
  30.0%
  Additional Hires for R&D functions

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.smarttab.co/ (https://www.smarttab.co/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/smarttab

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Velóce Corporation

[See attached]

VELOCE CORPORATION DBA SMARTTAB

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Veloce Corporation dba SmartTab
Denver, Colorado

We have reviewed the accompanying financial statements of Veloce Corporation dba SmartTab (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

October 15, 2021

VELOCE CORPORATION DBA SMARTTAB
BALANCE SHEET
(UNAUDITED)

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 195,400	$ 1,552
Total current assets	**195,400**	**1,552**
Total assets	**$ 195,400**	**$ 1,552**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Other current liabilities	$ 50,720	$ 14,581
Total current liabilities	**50,720**	**14,581**
Total liabilities	**50,720**	**14,581**
STOCKHOLDERS EQUITY		
Common Stock	1,643	1,577
Additional Paid In Capital	3,309,556	2,160,836
Retained earnings/(Accumulated Deficit)	(3,166,519)	(2,175,442)
Total stockholders' equity	**144,680**	**(13,029)**
Total liabilities and stockholders' equity	**$ 195,400**	**$ 1,552**

See accompanying notes to financial statements.

VELOCE CORPORATION DBA SMARTTAB
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses		
General and administrative	683,337	680,754
Research and development	307,978	348,759
Total operating expenses	991,315	1,029,514
Operating income/(loss)	(991,315)	(1,029,514)
Interest expense	-	75,000
Other Loss/(Income)	(238)	(3,500)
Income/(Loss) before provision for income taxes	(991,077)	(1,101,014)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (991,077)**	**$ (1,101,014)**

See accompanying notes to financial statements.

VELOCE CORPORATION DBA SMARTTAB
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2018	**15,644,318**	**$ 1,564**	**$ 1,113,901**	**$ (1,074,429)**	**$ 41,036**
Issuance of Common Stock	123,237	$ 12	1,046,936		1,046,948
Net income/(loss)				(1,101,014)	(1,101,014)
Balance—December 31, 2019	15,767,555	1,577	2,160,836	$ (2,175,442)	**$ (13,029)**
Issuance of Common Stock	660,000	**66**	1,148,720		1,148,786
Net income/(loss)				(991,077)	(991,077)
Balance—December 31, 2020	16,427,555	**$ 1,643**	**$ 3,309,556**	**$ (3,166,519)**	**$ 144,680**

See accompanying notes to financial statements.

VELOCE CORPORATION DBA SMARTTAB
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(991,077)	$	(1,101,014)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Other current liabilities		36,139		12,347
Net cash provided/(used) by operating activities		**(954,938)**		**(1,088,666)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of common stock		1,148,786		1,046,948
Net cash provided/(used) by financing activities		**1,148,786**		**1,046,948**
Change in cash		193,847		(41,718)
Cash—beginning of year		1,552		43,271
Cash—end of year	**$**	**195,400**	**$**	**1,552**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	75,000
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Veloce Corporation dba SmartTab was incorporated on February 23, 2016 in the state of Delaware. The financial statements of Veloce Corporation dba SmartTab (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Denver, Colorado.

SmartTab is a digital drug delivery company developing a precision medicine platform technology of advanced ingestible capsules to effectively deliver biologics and targeted medications, offering pharmaceutical companies improved product efficacy and patent extension opportunities. SmartTab will deliver the correct dosages at the right time to the right locations in the gastrointestinal tract and is intended to replace traditional coated capsules and injections. The mission of SmartTab is to transform drug delivery and provide novel, effective therapies that improve the lives of patients all over the world.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Income Taxes

Veloce Corporation dba SmartTab is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its drugs delivery service of advanced ingestible capsules to customers.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 15, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 50,000,000 shares of common shares with par value of $0.0001. As of December 31, 2020, and December 31, 2019, 16,427,555 and 15,767,555 have been issued and are outstanding.

4. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (185,065)	$ (251,102)
Valuation Allowance	185,065	251,102
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (606,048)	$ (420,983)
Valuation Allowance	606,048	420,983
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,535,764, and the Company had state net operating loss ("NOL") carryforwards of approximately $2,535,764. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

5. RELATED PARTY

There are no related party transactions

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through October 15, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements

.

8. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $991,315, an operating cash flow loss of $954,938 and liquid assets in cash of $195,400, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

SmartTab

Future of Drug Delivery



Website | Denver, CO | HEALTH TECH

SmartTab® is a Denver-based company developing an advanced platform of ingestible capsules for drug delivery of biologics and targeted medications. The company is engaged in the validation of next generation wireless ingestible drug delivery technologies and has developed the InjectTab™ intended to replace medical injections. SmartTab is on a mission to provide novel administration routes and effective therapies that improve patient lives.

$123,441 raised

56 Investors	$80M Valuation
$4.87 Price per Share	$243.50 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates 20 | Comments | Follow

Reasons to Invest

- Our integrative team is composed of experienced engineers, pharmaceutical R&D, regulatory experts and innovators working to create solutions and obtain FDA approval for improving patient outcomes.
- The market size of Drug Delivery Innovation has continued on a path of exponential growth over the past decade. Specifically, the global market for biologic therapeutic drugs should increase from $285.5 billion to reach $421.8 billion by 2025.
- We have successfully raised $4 million through our founder and individual investors. With only $4 million, we have obtained proof-of-concept through the first successful preclinical proof of concept study.

OVERVIEW

Drug Delivery for the 21st Century

The time has come to bring drug delivery into the 21st century - all by optimizing the way medication is delivered to improve the overall patient experience.



**Images are computer generated demo versions. Product is still currently under development*

SmartTab® is bringing real-time precision drug delivery and data monitoring into the fold - all by connecting with AI and digital healthcare systems. The platform will deliver the correct dosages at the appropriate time to targeted locations in the gastrointestinal tract and is intended to replace both traditional coated capsules and injections.

Rewards

Get rewarded for investing more into SmartTab:

$496+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$10,000+
Investment
Tier 1
($10,000+5% bonus shares)

$25,000+
Investment
Tier 2
($25,000 + 7.5% bonus shares)

$50,000+
Investment
Tier 3
($50,000+10% bonus shares)


201
210
220
211

**Images are computer generated demo versions. Product is still currently under development*

SmartTab® has developed the InjectTab™, a microneedle capsule with sensors and microprocessor that confirm ideal positioning of the capsule and deliver life saving biologic medication through a patient-friendly oral route of administration.


RELEASE COMPLETE

**Video contains images of computer generated demo versions and prototypes. Product is still under development.*

SmartTab® is committed to a Patient-centered innovation culture through focus groups and partnerships with patient advocates. The company is on a mission to transform drug delivery and therefore provide novel, effective therapies that improve the patient's lives around the world. SmartTab® was recently named the Autoimmune Association Patients' Choice Award winner in 2021 during their Health Tech Pitch Competition.



**Video contains images of computer generated demo versions and prototypes. Product is still under development.*

THE PROBLEM

Drug delivery technology is outdated

We see all this advancement of digital technologies, yet oral capsules and tablets have remained largely unchanged since their inception in the middle 1800s.

Because of this lack of innovation, current tablets and capsules are nonspecific and can cause side effects due to high toxicity.

Not to mention, healthcare is increasingly happening at home more than ever. Therefore, there is a lack of real-time monitoring within the current delivery technologies available today.

The SmartTab® capsules combine medication delivery with the latest sensor technology to communicate in real-time and open up a new era of medicine.


READY TO RELEASE

**Video contains images of computer generated demo versions and prototypes. Product is still under development.*

THE SOLUTION

Wireless Technology Meets Drug Delivery

SmartTab® has developed a family of capsule sized ingestible devices that incorporate advanced electronics and engineering for optimal drug delivery.


InjectTab
TargetTab
MultiTab

**Video contains images of computer generated demo versions and prototypes. Product is still under development.*

With this solution, active ingredients can be delivered to targeted locations within the body and at precise times – cost effectively.

This means...

Inductive Power

TargetTab™ utilizes wireless power supply with no onboard battery and proprietary innovative smart polymer technology for the actuation and release system.

Real-Time Monitoring

The SmartTab® platform connects with a smartphone or smartwatch via bluetooth RF signal to monitor for statistical based therapy optimization.

Targeted Medicine

Targeted delivery to the stomach, intestines and colon. Potential to treat local diseases such as Crohn's disease, inflammation, and ulcerative colitis.

Increased Drug Compliance

Providing a patient-friendly oral route of administration and the ability to confirm drug delivery can improve patient outcomes and compliance.

Lower Toxicity

The capsule's selective drug release reduces the required dosage and the side effects that these drugs often produce through exposure to non-targeted areas.

Internet of Medical Things (IoMT)

Ushering in a new pharmaceutical era in which drug delivery data is monitored in real-time, personalized and integrated with health information systems.

SmartTab® capsules allow for the ability to connect with a smartphone or smartwatch via bluetooth RF signal to monitor when the capsule has reached the desired location. Data is then sent into artificial intelligence and then to a physician's office to optimize the treatment.


SmartTab® Care Management System
Therapeutic Delivery and Monitoring
Patient Realtime Delivery Data
Artificial Intelligence for Data Analysis
Healthcare Provider Treatment Optimization

**Images are computer generated demo versions. Product is still currently under development*

There are currently no consumer-available high tech ingestible delivery systems.. However, a variety of companies have established related technologies that may be leveraged by SmartTab® for their market and regulatory precedents.

1. **Capsule Endoscopy:** Projected to be almost a $1B market by 2023, but with limited monitoring and no drug delivery. (Source)
2. **Adherence Monitoring Capsules**: FDA approved ingestible sensor for adherence monitoring that is pioneering ingestible digital health, but with no drug delivery components.
3. **Ingestible devices for delivery of therapeutic payload:** Progenity, Lyndra Therapeutics and Rani Therapeutics.

We believe that SmartTab® is way ahead of the game due to the integration of wireless two way communication capabilities integrated into the capsule platform. Not to mention, its ability to transmit key monitoring data post-delivery - all related to drug efficacy within the body system.


The SmartTab capsules plan to open up a new era of medicine.

Images are computer generated demo versions. Product is still currently under development

Our business model is to manufacture and supply the SmartTab® capsules to pharmaceutical companies to pair with their drug therapies. Offering pharmaceutical companies improved product efficacy, novel administration routes, and patent extension opportunities.

This means...


Hardware
Revenues derived from sales of SmartTab capsules to pharmaceutical companies.
Software
Per-user pricing strategy for SmartTab Care Management Software integration. Monthly rate based on number of patients.

Images are computer generated demo versions. Product is still currently under development

SmartTab® will pursue a phased platform approach for product development and commercialization. This means our ingestible capsule platform will be able to accommodate various active ingredients and integrate with a proprietary care management software. Each configuration will be developed and commercialized, and this approach will allow us to pursue strategic partnerships with pharmaceutical manufacturers.

THE MARKET

Path to Profitability

The Global Smart Pill market is currently valued at over $3.52 billion and its growth is expected to increase from 14.5 % (CAGR-Compounded Annual Growth Rate) over the next 5 years.


Small Pill, Giant Market
Global Smart Pill Market
$3.52 billion

Images are computer generated demo versions. Product is still currently under development

Driving this growth is an increasing demand for minimally-invasive procedures - as well as better patient monitoring and outcome capabilities.

Estimates predict a 1:10 cost savings ratio associated with improved management of chronic health conditions as the use of smart pills for monitoring and drug delivery proliferates. This means a potential savings of $100 - $289 billion in the US alone.

WHY INVEST

The Future of Drug Delivery Awaits

We envision 10 years from now every tablet and capsule will have some type of electronic delivery or monitoring system. We believe SmartTab® is leading the digital drug delivery revolution.



**Images are computer generated demo versions. Product is still currently under development*

With this in mind, we aim to create a world where needles and syringes are not necessary outside of immediate and emergency medical care delivery. We are here to push the boundaries of how medical innovation is conducted.


FREE THE PATIENT
Antiquated Methods
Complications from Administration
Limited Ability to Target
Pain + Anxiety + Stress
Drug Delivery Today
Future of Drug Delivery

SmartTab® is creating new and never before seen drug delivery platforms that not only deliver the medication in extremely efficient ways, but also create interoperable platforms that have not been possible until now. To free patients from the antiquatedness of drug delivery today and cause a paradigm shift to patient-centric care.

Our vision is simple: Lead the world in the evolution of drug delivery through patient centered innovation, conscious and diligent engineering, and redesigned care delivery pathways.



**Video contains images of computer generated demo versions and prototypes. Product is still under development.*

In the Press

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Meet Our Team



Robert Niichel

CEO & Director

Robert Niichel is a healthcare entrepreneur and visionary. He is the Founder and CEO of SmartTab, a digital drug delivery company leading the development of wireless ingestible drug delivery technologies to dramatically improve patient outcomes. Niichel hosts a digital health innovation podcast called Who Would Have Thought.

Niichel started SmartTab in 2016 as an evolution of his prior startup company which brought pharmaceutical technologies into the sports nutrition and consumer healthcare space. Robert Niichel successfully raised capital, launched, and licensed this enterprise CPG company as the founder of Nano Pharmaceutical Laboratories. With over 20 years of experience of leadership and management in Pharmaceutical Research and Development, holding numerous pharma/delivery system patents issued and pending in the United States and Globally. He is educated with an MS in Biochemistry from the University of Colorado, Boulder.



Douglas Miller, PhD

Chief Technology Officer

Dr. Miller has 25+ years of experience in the medical device field including academic research and multi-national corporate R&D, as well as key roles in three previous start-ups where he was involved in founding and commercialization. Doug has 20+ years' experience in active implantable devices and 5+ years in in vitro diagnostics and pharmaceuticals. He has led engineering, R&D, manufacturing, quality, and regulatory functions at the VP and director level, taking products from inception to market. He also holds nine patents in the biomedical field. Doug is a published author with a BS in Electrical Engineering and an MS & PhD in Electrical/Biomedical Engineering.



Sacha Francois Heppelll

Chief Marketing Officer

Sacha Francois Heppell is a digital marketing expert with a focus on patient-centered innovation. He is Chief Marketing Officer at SmartTab, a medtech startup developing novel ingestible drug delivery systems. Sacha is accountable for growth marketing and business development strategies. He started his career at Manhattan Center Studios in New York City, where he co-founded his first marketing agency. With over 10 years experience leading cross functional teams for wellness and technology companies, his vision has helped propel SmartTab since its inception. He is committed to bring pharmaceutical delivery systems to the 21st century, leading the company to achieve TechCrunch Biotech Top Pick 2020 and Colorado Companies to Watch 2021 awards. Sacha leads patient and physician focus groups intended to connect SmartTab's R&D team to the needs of the end users. He produces an award-winning digital health innovation podcast "Who Would Have Thought", exploring the future of digital health with life science leaders.

Offering Summary

Company	Velóce Corporation
Corporate Address	3513 Brighton Blvd. Lab 310, Denver, CO 80216
Offering Minimum	$9,998.11
Offering Maximum	$1,069,992.57
Minimum Investment Amount (per investor)	$496.74

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	2,053
Maximum Number of Shares Offered	219,711
Price per Share	$4.87
Pre-Money Valuation	$80,002,192.85

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Early Bird

Friends and Family - First 72 hours | 10% bonus shares

Super Early Bird - Next 72 hours | 5% bonus

Early Bird Bonus - Next 7 days | 3% bonus shares

Volume

Tier 1 - ($10,000+5% bonus shares)

Tier 2 - ($25,000 + 8% bonus shares)

Tier 3 - ($50,000+10% bonus shares)

**All perks occur when the offering is completed.*

StartEngine Owner's Bonus:

SmartTab will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.87/share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $487. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

In March 1994 Robert Niichel was barred from association with any NASD member in any capacity. Please refer to the Company's Risk Factors for full disclosures.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

SmartTab to Present at Startup Health Festival ViVE Conference in Miami

1 day ago


STARTUP
+HEALTH
Festival


ViVE

SmartTab will attend and present at the StartUp Health Festival taking place alongside the industry's new health information technology event, ViVE, from March 6-9, 2022. ViVE is bringing together C-suite executives, senior digital health leaders and buyers, health startups and investors, government and solution providers to advance healthcare. SmartTab will present on the Health Transformer Stage among the top startups focused on solving the world's biggest health challenges.

SmartTab will be interviewed for Startup Health TV and on the Startup Health stage over the four days. Sacha Francois Heppell, Chief Marketing Officer of SmartTab will be speaking on Tuesday, March 8, 1-2pm highlighting SmartTab's story and the latest progress of the InjectTab™ oral biologic delivery capsule. The conference will rally a global army of Health Transformers™ who are reimagining the future of health. One-to-one meetings will take place with investors and pharmaceutical partners.

Learn More

SmartTab Featured on Colorado's Morning Show "It's No Bitter Pill"

8 days ago


SENATE CONFIRMS DR. ROBERT CALIFF AS NEXT COMMIS
NATIONAL
ALERT DAY
5:25
24°

We are excited to be featured on Colorado's morning show today! This story covers the great work our team is up to and the drug delivery technology we will be bringing to market. Tune in and get a sneak peak into the SmartTab lab.

Watch Now

From Lab to Launch Podcast: Changing the Game for Drug Delivery with Robert Niichel, CEO of SmartTab

16 days ago


from
LAB to
LAUNCH
Qualio

Robert Niichel the CEO of SmartTab, was featured on "From Lab to Launch" podcast on the topic of changing the game for drug delivery. What Uber/GPS is for people delivery, SmartTab is for drug delivery. Robert shares how the SmartTab team is combining wireless tech and biologics to make targeted drug delivery possible. He shares the applications of this new tech, quality controls and advice for other founders in the life sciences community. Listen in to stay up to date.

Listen on Apple , Listen on Spotify , Listen on Google

Quotes Highlights

"That's where we start, how can we make lives better for patients? And then working back from there. Now we need a capsule that will have these types of characteristics. Then we've moved backwards from that to how do we develop it? How often do you have to take it? What types of drugs can be used? And from there we really move forward in focusing on how this can make a better outcome for patients."

-Robert Niichel, Founder//CEO of SmartTab

"This is truly a mission, we've had prior successes and we've done some really cool things in the past and this is a mission to get it to market. To make sure this is successful, to do something that really changes patient outcomes for the better. And we're willing to put the time in to do that. So from that perspective, it's very exciting that we can work on something that will have a huge impact on virtually billions and billions of people once this is in the market."

-Robert Niichel, Founder//CEO of SmartTab

TV News Anchor Visits the SmartTab Lab

17 days ago

We had the pleasure of welcoming news anchor Chris Parente to the lab. Here are some photos from his visit and our team hard at work in the lab. SmartTab is on the leading edge of discovery with the most talented individuals in the area of wireless technology and pharmaceutical drug delivery. We are dedicated to advancing patient-centered drug delivery systems that will revolutionize treatment outcomes to push the boundaries of what's possible for medicine and make a tremendous difference in the process.











Sacha Heppell of SmartTab Named by MM+M's 40 Under 40 List As Medical Marketing Young Star

23 days ago


40
UNDER 40
MM+M
2022 HONOREE

NEW YORK, NY – MM+M has announced its newest class of 40 Under 40 honorees. In its third year, the program shines a light on the young marketers whose leadership, strategic thinking and digital facility have contributed to the industry's continued growth at a challenging time for the healthcare business as a whole.

Sacha Heppell is the Chief Marketing Officer of SmartTab, a revolutionary digital medicine startup that's transforming wireless drug delivery.

He was the only Coloradan to make the MM+M 40 Under 40 list. SmartTab has quickly grown in recent years thanks to international partnerships and a grant from the Colorado Office of Economic Development and International Trade (OEDIT).

> *"It's been a remarkable journey working and growing with SmartTab. We have accomplished so much in such a short period of time, but we are just getting warmed up. I feel honored by MM+M's support for our work and am confident that SmartTab will continue our success to improve drug delivery for patients." — Sacha Heppell, SmartTab CMO*

The 40 Under 40 list includes individuals who hail from a range of employers, from pharma and biotech companies and agencies to device manufacturers, analytics firms and health media. At those organizations, the honorees hold a range of essential account, strategy and creative positions. With the world of medical marketing continuing to evolve in the digital era, these individuals inspire confidence that the industry is in good hands for the years ahead.

SmartTab partnered with pharma to propel its network globally and just presented at the Arab Health 2022 Conference in Dubai.

> "It's no secret that, within the broader marketing world, capable and enthusiastic young leaders are in high demand. This year's 40 Under 40 honorees will show just how many of them have gravitated toward healthcare. As a result, the industry's future is in good hands." —MM+M editor-in-chief Larry Dobrow.

This year's 40 Under 40 honorees hail from a range of the industry's biggest and most well-respected organizations, including Meta, Fishawack Health, Johnson & Johnson, Weber Shandwick, & AstraZeneca.

The 2022 class of MM+M's 40 Under 40 will be celebrated at a dinner to be held at The Edison Ballroom in New York City on March 24. For more information about MM+M's 40 Under 40 program, visit www.mmm40under40.com.

About SmartTab

Veloce Corporation (dba "SmartTab" or the "Company") is currently engaged in the design, development and validation of next generation ingestible capsule drug delivery systems. Based in Denver, Colorado, it operates from their world-class innovation center for patient-centered delivery systems in various stages of clinical trials and FDA submission.

About MM+M

First published in 1966 as Medical Marketing and Media, MM+M is the media brand of record for pharmaceutical marketing and commercialization, delivering the most balanced and relevant coverage of the growing industry. The title produces an essential mix of online breaking news and analysis combined with monthly print features — timely, objective, original editorial content for an executive audience of leaders and thinkers who work in pharma, medical device, diagnostics and greater healthcare marketing. MM+M also develops conferences and live and virtual events, and engineers the industry's premier awards program, the MM+M Awards.

VIDEO: Visit SmartTab at Arab Health 2022

28 days ago


PAVILION
COLORADO
Pharma
SMARTTAB

The SmartTab team is showcasing their innovative technology at Arab Health 2022 this week. This is the one of the world's largest conferences showcasing the latest innovations in healthcare. SmartTab presented last year during the annual Arab Health Innov8 Talks on "Advancing Wireless Ingestible Drug Delivery Technologies" and today the team has a booth in the US Pavillion along side some of the most innovative health tech companies in Colorado. Watch this video for a sneak peak into SmartTab's booth.

SmartTab Selected As Finalist for 2022 SXSW Pitch

about 1 month ago


SXSW PITCH
SXSW
2022 FINALIST

SmartTab to showcase InjectTab™ in the category: Health, Wearables, & Wellbeing

DENVER, CO —January 19, 2022—SmartTab, a startup that's pioneering wireless drug delivery, was selected as a finalist in the Health, Wearables, & Wellbeing category for the 14th annual SXSW Pitch® (formerly SXSW Accelerator).

SXSW Pitch is the marquee event of South by Southwest® (SXSW®) Conference & Festivals (March 11 - 20, 2022) Startups Track, where leading startups from around the world showcase some of the most impressive technology innovations to a panel of hand-picked judges and a live audience. Out of the 655 companies that applied to present at SXSW Pitch 2022, SmartTab was selected among the 50 finalists spanning 10 separate categories.

The two-day event will be held the first weekend of SXSW Conference & Festivals, Saturday, March 12 and Sunday, March 13, on the fourth floor of the Downtown Hilton Austin, Salon D/E. The event will then culminate with the 2022 SXSW Pitch Awards Ceremony on Sunday evening, March 13, where winning startups from each category and a Best in Show winner will be announced and honored.

SXSW Pitch will feature finalists across the following nine categories: Artificial Intelligence, Robotics & Voice, Enterprise & Smart Data, Entertainment, Gaming & Content, Extended Reality & Immersive Technology, Future of Work, Health, Wearables & Wellbeing, Innovative World Technologies, Smart Cities, Transportation & Logistics, and Social & Culture.

SmartTab will present among four other companies in the Health, Wearables & Wellbeing category on March 12, 2022.

> "We are thrilled to be presenting at the SXSW and honored to be the only Colorado startup selected. This is not only a great opportunity for us, but also the people that suffer from chronic health conditions that we look forward to helping with SmartTab's products." — Robert Niichel, Founder & CEO, SmartTab

"Since its beginning, SXSW Pitch has significantly helped shape the early-stage venture ecosystem and connected promising companies with the resources they need to thrive, giving promising companies the resources they need to succeed when it matters most," said SXSW Pitch Event Producer Chris Valentine. "Of the 572 companies who have participated since the competition's inception, over 82 percent have gone on to secure funding and 17 percent have been acquired by the likes Google, British Telecom, Huffington Post, Apple, Live Nation, OpenTable. We're excited to see this year's impressive group of startups take to the stage and show us how their innovations will change the world."

For more information about SXSW Pitch and to view the complete list of finalists, visit: https://www.sxsw.com/pitch.

About SmartTab

Veloce Corporation (dba "SmartTab" or the "Company") is currently engaged in the design, development and validation of next generation ingestible capsule drug delivery systems. Based in Denver, Colorado, it operates from their world-class innovation center for patient-centered delivery systems in various stages of clinical trials and FDA submission.

About SXSW

SXSW dedicates itself to helping creative people achieve their goals. Founded in 1987 in Austin, Texas, SXSW is best known for its conference and festivals that celebrate the convergence of tech, film, music, education, and culture. An essential destination for global professionals, the annual March event features sessions, music and comedy showcases, film screenings, exhibitions, professional development and a variety of networking opportunities. SXSW proves that the most unexpected discoveries happen when diverse topics and people come together. SXSW 2022 will take place March 11 - 20, 2022. For more information, please visit sxsw.com. To register for the event, please visit sxsw.com/attend.

Finalists Announced for the 2022 SXSW Pitch Startup Event

about 1 month ago


SXSW
PITCH

SmartTab was announced as one of the finalists for South by Southwest's 14th annual Pitch event in March 2022. SXSW Pitch showcases technology from 45 companies within 9 distinct categories to a panel of industry experts, media professionals, venture capital and angel investors. SmartTab will present to a live audience of high-profile media, venture capital investors, and a panel of expert judges. This season's judges include industry moguls like Jim Breyer (Breyer Capital), Stacy Feld (Johnson & Johnson), Lance Armstrong (Next Ventures), Deena Shakir (Lux Capital), former Walmart CEO Marc Lore, and more. This year's finalists represent the most cutting-edge technologies from around the world, with the highest caliber of applicants since SXSW Pitch's beginning.

Full press release from SXSW here.

SmartTab Reaches Crucial Milestone with New Patent Granted by USPTO

about 1 month ago



DENVER—The Denver-based startup, SmartTab, continues to revolutionize digital medicine—they successfully obtained a patent for a *"wireless communications system integrating electronics into orally ingestible products for controlled release of active ingredients."*

Smart Pills for Optimized Drug Delivery

This is yet another major stepping stone for the startup. Over the past three years they've quickly made a name for themselves as a leading innovator in wireless drug delivery systems. The company is engaged in the validation of InjectTab™ to replace the needle and syringe for patients with diabetes and autoimmune diseases. Their additional products, TargetTab™ and MultiTab™ have the potential to transform the lives of people suffering from chronic gastrointestinal problems like Crohn's disease.

To maximize medications' effectiveness and minimize side effects, the drug needs to be targeted to the correct location and at the right time. Modern enteric-coated capsules have advanced oral drug delivery by enabling drugs to dissolve after they have bypassed the acidic stomach environment, yet even these capsules can not travel deep into the colon or offer an indication of whether or not the drug was successfully released at the target location.

Patent Details

The patent (U.S. Patent No. 11224383) has SmartTab poised for clinical studies in May. It entails a consumable capsule with a triaxial coil and electronic circuit which interacts with an external device so that the external device can determine the location of the capsule within the gastrointestinal tract. This system of consumable capsule and external tracking and control device delivers a pharmaceutical agent to a predetermined location in the gastrointestinal tract. The capsule electronics can present a signal indicating release of the pharmaceutical agent. Read the full announcement here.

> "The new patent issued and the soon-to-be-issued patents demonstrate our commitment to advancing a paradigm shift in patient-centered drug delivery."

-Robert Niichel, Chief Executive Officer of SmartTab.

Coming Up

SmartTab is presenting at the Annual Arab Health 2022 Conference 24-27 January 2022 at Dubai World Trade Centre—showcasing Colorado's expertise in novel drug delivery systems to the Middle East and international communities.

Notice of Material Change in Offering

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the SmartTab offering. Here's an excerpt describing the specifics of the change:

Issuer is extending campaign for up to 30 days.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

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Abolfazl A. 3 INVESTMENTS 2 months ago Pinned by Company

After analyzing the company for quite some time, I have decided to invest in Smart tabs for the following reasons:

1. Technology:

Their technology solves a myriad of problems that exist in drug delivery and patient compliance today. People forget to take their medicine on time and the multitab effectively solves this issue. For curious people, the capsule stays in the stomach for several days and releases drug molecules on time, and then exits the body when emptied.

There are a ton of problems with self-injections. Also, having medical personnel perform an injection is expensive. The injection tab solves this issue.

Their technology can potentially disrupt the future of drug delivery by releasing drug molecules "dynamically," e.g. when blood sugar goes up, inject insulin. As a pharmacist, I am excited to see when the smart tab is planning to work on these types of solutions.

2. The team
The team has a few experienced people on it who have been in the pharma business for quite some time. Therefore, even if current technology does not succeed the way they have anticipated, I can see them pivot and still succeed. They are already thinking about multiple products, and that is a good sign.

I think the minimum investment could be smaller so that more people can participate. There are a lot more people who are willing to risk 200-300 bucks after a reasonable analysis of the company, but for $500, people are going to try to understand the business more, and that's where many investors find it hard to grasp the technicalities of the company and then they may give up on it.

Finally, I'm not too concerned about adopting the smart tab. Capsule endoscopy is a similar technology and is already adopted in the clinic. Once physicians understand it, they will prescribe it. Once it shows that it can provide better outcomes for patients (lowering hospitalization, injection costs, etc.), insurance companies will also cover it. Whatch their interviews and it makes it easy to understand the technology.

↑ 1 View 1 reply

Magda D. 4 INVESTMENTS 21 days ago
Are you going to provide a way to stop the technology from deploying the drug in case if need to be done? Who is going to be responsible to do that? The patient , Prescriber or Emergency services, Hospital, Who? Drug related hospital admissions are a great part of the reasons for hospitalizations.

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Magda D. 4 INVESTMENTS 21 days ago
How are you going to tackle the issue of drug allergy reactions and adverse reactions on the patients that will possibly use your product? Concern: once a drug is inside your body and patient can not get rid of your Smart tab from inside the body and stop any possible reactions, emergency etc.

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Mark S. 4 INVESTMENTS 2 months ago
I really have a hard time understanding your clarification of "the problem." Capsules are outdated and therefore a more sophisticated capsule is the solution? This is a weird project to poke at. Why are capsules and injections inferior to your "updated" solution?

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Kyle S. SE OWNER 66 INVESTMENTS 4 months ago
Interesting concept and design. To get straight to the point, I struggle to see the majority of patients getting on board with this anytime in the next few decades.... let alone "10 years from now every tablet and capsule will have some type of electronic delivery or monitoring system" as you suggest. Keep dreaming!

As someone who has given hundreds and hundreds of COVID-19 shots, the number one fear or hesitation people express is that they are "getting microchipped". Now obviously this is bizarre and completely false, but it is a very real concern to them. The idea of the government, pharma companies, or insurance companies accessing key health and personal data is very concerning to many people. Given that vast hesitation- I really cannot imagine people jumping in line for this kind of product. The product assumes that consumers would willingly consume a pill with a microchip. I think some people would and eventually it could be normalized, but the path to that seems so much further than you seem to expect. Furthermore, is this something that the consumer fishes out of their stool for re-use, or are they disposable and only used once? Either way, not good.... on the one hand consumers are left handling their poop (widely hated) and on the other hand, it is extremely wasteful to readily dispose all those semiconductors and would concurrently require a vast number of them.

Lastly, I also expect the regulatory aspect to this to be very consuming (time AND money) and that it is an uphill battle. I think other emerging drug delivery platforms (e.g. transdermal vaccines, etc.) are far more appealing. Furthermore, what about insurance companies? Obviously these pills would cost more... we can barely get insurance to cover currently available meds, what makes you think they would cover these additional costs?

I understand the product and think it is innovative and worth continued exploration, but I think the challenges/risks far outweigh the potential for success as an investor. Too risky for my portfolio. This seems more like a project for R&D via government grants and contracts. I do wish you well and think it could improve patient outcomes in certain populations, just not investable at this stage in my opinion. All that said - I do wish you good luck!

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Nicholas G. SE OWNER 20 INVESTMENTS 4 months ago
Every product at one point in time will fail. What happens if a capsule is in my stomach and once the needle delivers the medication, the needle fails to retract. Will this needle cut my organs as I pass the item? This is my biggest fear with technology such as swallowing a pill with a retractable needle.

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MURALI N. 19 INVESTMENTS 4 months ago
Hi Robert,
Very interesting concept.

1) How did you come to evaluation of $80M (with not even product/sales)
2) When do you think you have the real product.

I (and probably many) will jump into these if it's a decent evaluation (or i may have missed the real reasoning)

Hope you consider a decent evaluation (at the ground zero stage).

Thanks
MN

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W Kim C. SE OWNER 87 INVESTMENTS 4 months ago
Hi Robert,
I really like what you all are doing! However as an investor, I would ask though that you consider lowering the minimum investment amount to $194.80 (40 shares) or $23.50 (50 shares). Setting the bar at $500 is a hurdle many small investors can't jump. They just can't put that many of their limited number of eggs into just one basket, so to speak. Please make your campaign more accessible and inviting to the small investor. Thanks for listening. Blessings

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

SmartTab - Overview

[Music]

today we see all around us advancements

of wireless technologies and digital

healthcare applications although drug

delivery systems have remained quite

antiquated the syringe and the needle

was invented in 1844

and for the better part of the last two

centuries human beings have been

stabbing themselves to deliver active

ingredients

certainly with some of the new formulas

that rely on biologics things like the

new mrna vaccines we still use this very

antiquated technology to deliver the

active ingredients

there's no way to tie into a wireless

system or the internet of medical things

as well as being able to optimize those

in real time from a physician's office

hello i'm bob nishell with velocity

corporation innovators of the smart tab

ingestible capsule my background is in

the pharmaceutical industry directing

research and development projects around
innovative drug delivery systems
if you walk into a pharmacy today it
looks pretty much the same as it did 50
to 60 years ago
this industry is primed for change all
around us we have all of these
developments and wireless technologies
digital technologies but none of that
has made its way to the pharmacy space
our technology then is working on the
pharmacy of the future to where our
vision in the next 10 years is that most
tablets and capsules will have some type
of an electronic
delivery system monitoring system that
will be deployed to help people lead
better lives and improve patient
outcomes
the smart tab ingestible technology
platform pairs life-saving
pharmaceuticals with advanced
electronics and three distinct drug
delivery applications
inject tab
target tab and multi-tab
inject tab designed for oral delivery of

biologics and large molecules moves to
the bottom of the stomach
and once in position makes it very fast
and painless injection into the vascular
bed of the stomach
target tab
designed for targeted delivery travels
through the body intact to a specific
area in the colon once in the targeted
area it releases active ingredients
through wireless power and control
multitap a multi-dose capsule designed
to travel to the bottom of the stomach
exposing a bio adhesive that allows the
capsule to stay in the body for a week
while delivering one dose per day
longer term over the next decade we see
our smart tab delivery system
interfacing with the internet of medical
things having data systems with
physician offices to then those data
will be analyzed and optimized through
an artificial intelligence system
something like the ibm watson to then
send a signal back to the iwatch or the
iphone to optimize the medicine delivery
through the smart top

[Music]

what once could be seen as impossible is

now one step closer to becoming a

reality

with the team's recent completion of a

successful pharmacokinetic proof of

concept study we know that 25 years from

today the world will be different and

smart tab is well on its way to

improving patient lives worldwide

SmartTab - Solution

Inject tab, target tab and multitab.

inject tab designed for oral delivery of biologics and large molecules moves to the bottom of the stomach and once in position, makes it very fast and painless injection into the vascular bed of the stomach.

Target tab, designed for targeted delivery, travels through the body intact to a specific area in the cologne. Once in the targeted area, it released active ingredients through wireless power and control.

MultiTab. a multidose ingestible capsule to the bottom of the stomach exposing a bioadhesive that allows the capsule to stay in the body for a week while delivering one dose per day.

SmartTab - Why Invest

We are working on building out a world class center for innovation around digital health and improve patient delivery systems. We have just completed successful preclinical animal studies. This is a big milestone for us because now we have demonstrated success in an animal model of our actual functioning SmartTab. It paves a way for us to complete additional studies, human clinical studies, and on our way to FDA submission and approval.

I'm Dr. Douglas Miller. I'm chief technology officer of the Veloce Corporation. I've spent my whole career in medical devices, primarily ones that use wireless power to power devices inside of the body. What's exciting about the SmartTab system is that it has the ability to deliver the drug at the optimal time and optimal place, thus potentially reducing dosage requirements and side effects.

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